John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

May 26, 2016

Ms. Kathy Cherko
Ms. Lauren Sprague
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Cherko and Ms. Sprague:

On March 10, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 161 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 162 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the six new series portfolios to the Trust (the “E-Valuator Funds”).

We received comments separately from each of you relating to the Amendment. The comments received from Ms. Cherko are labeled “Accounting Comments” and those received from Ms. Sprague are labeled “1940 Act Comments.” This letter response to both sets of comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the E-Valuator Funds’ prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

We also note that certain comments given in connection with one of the E-Valuator Funds may also relate to another E-Valuator Fund and have attempted to make consistently all comments where applicable.

Accounting Comments:

1.
Comment:  The financial statements included in the filing are for the year ended May 31, 2015. Please provide updated financials to include the 6-month stub period through December 1, 2015 so as to comply with Regulation S-X.

Response: The Trust will provide the stub-period financials as you have requested in the B-Filing.

Ms. Kathy Cherko
Ms. Lauren Sprague
U.S. Securities and Exchange Commission
May 26, 2016

2.	Comment: In regards to Note 2 of the financial statements, on a prospective basis please be sure to include the level within the fair value hierarchy as provided by FASBY ASC-820-10-50-2.

Response: The Trust will revise future disclosures in a manner consistent with your comments.

3.
Comment:  In regards to Note 2 of the financial statements, on a prospective basis please be sure to include the chart required by FASBY ASC-820-10-50-2 to reflect the sensitivity of fair value measures relating to Level 3 securities.

Response: The Trust will revise future disclosures in a manner consistent with your comments.

1940 Act Comments:

Prospectus

Cover Page

4.	Comment: Please update the cover page to include ticker symbols once available.

Response: The Trust will update the cover page to include ticker symbols once available.

Fund Summary – Principal Investment Strategies (E-Valuator Very Conservative RMS Fund)

5.
Comment:  Given that RMS is in the name of each Fund, please consider adding at the beginning of the strategies section an explanation as to why these are “risk-managed strategies” so as to relate back to the name of the Fund.

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: Please consider adding a line item for the Shareholder Services Plan indicated that the investor class shares may pay up to 0.15% under such plan.

Response: The Trust has revised the fee table to include a line item for the Shareholder Services Plan.

7.	Comment: Please disclose the portfolio turnover rate of the predecessor fund and clearly identify it as the predecessor.

Response: The Trust has revised the disclosure as you have requested.

8.
Comment:  In the first sentence of the first paragraph, it is disclosed that the Fund may invest in investment companies including ETFs and closed-end funds. Will the Fund also invest in open-end investment companies?

Response: The Fund will invest in open-end investment companies and the Trust has revised the disclosure to more clearly reflect this.

Ms. Kathy Cherko
Ms. Lauren Sprague
U.S. Securities and Exchange Commission
May 26, 2016

9.
Comment:  In the first sentence of the first paragraph (i.e., the sentence in which the concepts of “Core” and “Satellite” management” are introduced), please explain what is meant by “category allocation.”

Response: The Trust has revised the disclosure as you have requested.

10.
Comment:  In the fifth sentence of the first paragraph (i.e., the sentence indicating that “The Fund’s allocation into “Core Management” is accomplished by ....”), please consider if the term “Core Management” should be replaced with “Core” holdings.

Response: The Trust has revised the disclosure to indicate that this sentence is referring to an allocation to “Core” holding, and the Trust has revised the sentence to add additional clarity.

11.
Comment:  In the same sentence referred to Comment #10, there is a reference to the S&P 500 and Russell 1000 Index, please consider including a bond index as a reference as well in light of the investment strategy of this particular Fund.

Response: The Trust has revised the disclosure as you have requested.

12.
Comment:  In the first paragraph in the sentence beginning with “The Fund’s allocation into “Satellite Management” is accomplished by.....”, it is unclear how to the Fund intends to allocate into satellite management. Consider changing the term to “Satellite Management” to “’Satellite’ holdings” if this would reflect what is actually being done. Additionally, please clarify at the end of the sentence what is meant by “active management” (i.e., does this really mean “actively managed funds”?).

Response: The Trust has revised the sentence you are referring to address your comments.

13.
Comment:  In the sentence beginning with “By incorporating Core and Satellite management...”, the disclosure includes a term “core (passive) management.” Should this be “Core Holdings” or “Passive Management”? Please review and clarify as the various terms are confusing.

Response: The Trust has revised the sentence you are referring to address your comments.

14.
Comment:  Please clarify in the below sentence, if the language applies to both the Core and Satellite Holdings. Additionally, is the model applied to both the Core and Satellite holdings? It is unclear how a passively managed index would outperform its peers by 10%. The Staff was under the impression that this only applied to the Satellite holdings and not to both but it is unclear – please clarify.

The Adviser allocates the Fund’s assets among the Underlying Funds by utilizing proprietary quantitatively based models in which an Underlying Fund must meet a rigorous performance criteria of outperforming the average of its peer group by a minimum of 10% across multiple timeframes (1 month, 3 month, 6 month, 1 year, 2 years, 3 years, and 5 years) to be considered a potential (or remain as an existing) investment in the Fund.

Ms. Kathy Cherko
Ms. Lauren Sprague
U.S. Securities and Exchange Commission
May 26, 2016

Response: The Trust has revised the sentence you are referring to address your comments.

15.
Comment:  The final sentence of the second paragraph refers to the Fund’s focus on “conservative fixed income.” This is the first instance that discusses the concept of “conservative fixed income.” Consider moving this to the beginning of the strategies disclosure.

Response: The Trust has re-located the disclosure as you have requested.

16.
Comment:  With respect to the fourth paragraph, please consider providing allocation ranges for all of the Funds. The Staff also feels that the percentage allocations could be highlighted elsewhere earlier in the disclosure. Also, please consider whether the disclosure could be revised to provide more information as to how this percentage allocation matches up with the passive and active management (i.e., how much of the fixed income investments are through passively managed funds). Additionally, please clarify with regard to statements pertaining to the “80-99%” if this refers to 80-99% of the assets in the Fund that invest in underlying securities as oppose to direct investments.

Response: The Trust has attempted to revise in a manner consistent with your comment.

17.
Comment:  The paragraph entitled “Suitable investor” mentions that the Fund is for investors with little to no tolerance to stock market fluctuations. Please explain in your correspondence letter why this statement on suitability is appropriate given that the Fund may invest up to 20% in equities.

Response:  The Adviser has indicated that it believes the “suitable investor” definition is accurate although the Fund may invest up to 20% in equities as the Fund is focused on equity securities that have the potential to pay dividends as opposed to equity securities that are purchased for purposes of appreciation.

18.	Comment: At the end of the “suitable investor” paragraph there is a reference to “annualized rate of inflation.” Please explain how the Fund’s strategy is designed to keep pace with inflation.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Risks (E-Valuator Very Conservative RMS Fund)

19.
Comment:  Both foreign securities risk and small/mid-capitalization risk are included in the risk section, but there is no corresponding strategy that relates to such types of securities. If investments in such securities are part of the Fund’s principal investment strategy, please include disclosure in the strategies section. If they are not part of the Fund’s principal investment strategy, please consider removing the associated risks.

Response: The Adviser has confirmed that the Fund would not invest in such securities and, as such, the Trust has removed the risk disclosure for the Fund.

Ms. Kathy Cherko
Ms. Lauren Sprague
U.S. Securities and Exchange Commission
May 26, 2016

20.
Comment:  The Fund indicates in its investment strategy that it may invest in closed-end investment companies. Please add specific risk disclosure on closed-end investment companies to the principal risks section.

Response: The Trust has added risk disclosure relating to closed-end investment companies.

21.	Comment: As the Fund may invest in passively managed index funds, please include the corresponding risk disclosure on index funds.

Response: The Trust has revised the disclosure as you have requested.

22.
Comment:  As the Fund may invest in equity securities that have the potential to pay dividends, please provide risk disclosure on investments in equity securities and those securities that issue dividends.

Response: The Trust has revised the disclosure as you have requested.

23.	Comment: On the “Other Investment Company Risk,” please consider breaking out the risks associated with ETFs into its own separate risk category.

Response: The Trust has revised the disclosure as you have requested.

24.	Comment: If the Fund invests in inverse and leveraged ETFs, please add this as part of its investment strategy.

Response: The Adviser has confirmed that the Funds will not invest in inverse and leveraged ETFs and, as such, the Trust has removed risk disclosure associated with these types of investments.

25.	Comment: Please disclose in the investment strategies section that the Fund will engage in frequent and active trading.

Response: The Trust has revised the disclosure as you have requested.

26.	Comment: The last sentence in the foreign securities risk discusses risks of investing in emerging markets. Please consider breaking out this risk into its own separate category.

Response: The Trust has revised the disclosure as you have requested.

27.
Comment:  In the interest rate risk disclosure, please consider adding disclosure about the current interest rate environment and how it may affect the Fund’s performance if interest rates were to change.

Response: The Trust has considered the current disclosure regarding interest rate risks and considered the disclosure appropriate. Accordingly, the Trust is declining to take this comment.

28.
Comment:  In regards to Industry or Sector Focus Risk, this does not appear to have an associated strategy. Please disclose in the principal investment strategies section how the Fund may invest in certain industries or sectors, as applicable.

Ms. Kathy Cherko
Ms. Lauren Sprague
U.S. Securities and Exchange Commission
May 26, 2016

Response: The Trust has revised the disclosure as you have requested.

29.
Comment:  In regards to the Derivatives Risk disclosure, please clarify if this is a principal risk for the Fund. Given the objective of the Fund (and certain other Funds in the E-Valuator Funds), the Staff would not expect such a risk to be a principal risk

Response:  The Trust believes that the disclosure is appropriate. While the Funds may not have a direct risk of investing in or utilizing derivatives, the “Underlying Funds” in which the Funds may invest may have a principal risks of investing in or utilizing derivatives and such risk may have an effect on the value of the Fund’s holdings. Accordingly, the Trust is declining to take this comment.

30.
Comment:  In regards to the Commodity Risk disclosure, please clarify if this is a principal risk for the Fund. Given the objective of the Fund (and certain other Funds in the E-Valuator Funds) the Staff would not expect such a risk to be a principal risk.

Response:  The Trust believes that the disclosure is appropriate. While the Funds may not have a direct risk of investing in or utilizing derivatives, the “Underlying Funds” in which the Funds may invest may have a principal risks of investing in or utilizing derivatives and such risk may have an effect on the value of the Fund’s holdings. Accordingly, the Trust is declining to take this comment.

31.	Comment: In regards to the New Fund Risk, please revise to include the date the Fund would commence operations.

Response: The Trust has revised the disclosure as you have requested.

32.	Comment: In regards to the New Adviser Risk, please disclose that the Adviser is newly formed.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Performance History (E-Valuator Very Conservative RMS Fund)

33.
Comment:  The Staff understands that the Trust is relying on the Mass Mutual no-action letter in order to include performance of the processor fund in the Funds’ prospectus. As such, please provide the following information: (i) describe the background of the predecessor private fund, including information about why it was created; (ii) explain why the Adviser chose to register the predecessor fund; (iii) state whether the Adviser managed any other pooled investment vehicles that are or were materially equivalent to the predecessor fund, and, if any, were those other funds converted to registered investment companies and if not, why not; (iv) to the extent there were any such funds as described in (iii), please advise whether any materially equivalent fund had lower performance as compared to the predecessor fund; (v) please state whether the predecessor fund will transfer substantially all or just a portion of its securities to the Fund; (vi) please state whether the predecessor fund could have complied with Subchapter M of the Internal Revenue Code (“Code”) even though it was not required to do so; (vii) please confirm whether total return data was calculated pursuant to SEC methods found in Item 26 of Form N-1A; and (viii) please confirm that the Trust has the records necessary support the calculation of the performance according to Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Ms. Kathy Cherko
Ms. Lauren Sprague
U.S. Securities and Exchange Commission
May 26, 2016

Response: The Adviser has advised the Trust of the following:

(i)
The predecessor funds were formed on February 29, 2012. The predecessor funds are collective investment funds established under the Declaration of Trust establishing the TD Ameritrade Trust Company Collective Investment Funds for Employee Benefit Plans (Declaration of Trust) to provide for the collective investment and reinvestment of assets of qualified employer sponsored retirement plans. TD Ameritrade Trust Company (TDATC, referred to herein as the Trustee) serves as the trustee, custodian, transfer agent, and record-keeper for the Funds. Intervest International, Inc. (“Intervest”) served as the investment sub-advisor services for the Funds.

(ii)
The predecessor funds are being reorganized into the Funds because of the Adviser’s desire to make the strategies available to a wider investor base with the objective of raising additional capital in the Funds. The predecessor funds have only been available to qualified employer sponsored retirement plans in the past.

(iii)
The Adviser does not manage any other pooled investment vehicles that are managed with investment objectives and strategies similar to the Fund. The Adviser does manage a separate account strategy that is managed with objectives and strategies similar to that of the Funds and the predecessor funds.

(iv)
As noted above, there are no other pooled investment vehicles that are managed with the same investment objectives and strategies as the Funds. The Adviser has represented to the Trust that the performance of the predecessor funds is materially the same as the other separate accounts that the Adviser manages utilizing similar objectives and strategies.

	(v)	The predecessor funds will transfer all of their assets to the corresponding Funds.
	(vi)	The Adviser has represented to the Trust that it believes that the predecessor funds could have complied with Subchapter M of the Code even though they were not required to do so.
	(vii)	The Adviser has represented to the Trust that the performance data was calculated in accordance with Item 26 of Form N-1A.
	(viii)	The Adviser has confirmed that it has the records necessary to support the calculation of performance in accordance with applicable rules, including those under the Advisers Act.

34.	Comment: Please disclose the name or names of the predecessor adviser and/or sub-adviser in the lead-in to this section.

Response: The Trust has revised the disclosure as you have requested.

35.	Comment: Please add to the end of the second sentence, “subsequent to the transfer of assets by .”

Response: The Trust has revised the disclosure in a manner consistent with your comment.

36.
Comment:  Please advise the Staff in your correspondence letter of the following: (1) please describe the nature of the relationship between the predecessor adviser (i.e., Intervest) and the Fund’s current adviser; (2) explain what Mr. Miller’s relationship with the Adviser and the predecessor adviser; and (3) confirm whether Mr. Miller was the only portfolio manager of the predecessor and if he was not, please inform the Staff of the other portfolio managers.

Ms. Kathy Cherko
Ms. Lauren Sprague
U.S. Securities and Exchange Commission
May 26, 2016

Response:  Mr. Miller is an associated person of the predecessor adviser (i.e., Intervest), which is the sub-adviser to the predecessor funds. Mr. Miller will continue to be an associated person of Intervest after the launch of the Fund – in this regard, Mr. Miller will be dually associated with the Adviser and Intervest. Mr. Miller is the only portfolio manager of Intervest responsible for managing the predecessor funds.

37.
Comment:  The disclosure indicates that the predecessor fund had an investment objective and strategy similar to that of the Fund. Please disclose, if applicable, if the predecessor fund also had policies, guidelines and restrictions similar to those of the Fund.

Response: The Trust has revised the disclosure as you have requested.

38.	Comment: Please advise the Staff in your correspondence letter of the exemption from registration on which the predecessor fund(s) relied.

Response: The predecessor funds relied on Section 3(c)(11) of the 1940 Act.

Fund Summary – Principal Investment Strategies (E-Valuator Tactically Managed RMS Fund)

39.
Comment:  In the first paragraph, please confirm if this Fund is the only Fund in the group of funds that does not utilize the Core and Satellite style of management. If so, please consider disclosing this distinction.

Response:  The Trust is declining to revise the disclosure in response to this comment. While the E-Valuator Tactically Managed RMS Fund does not utilize the Core and Satellite terminology to describe the style of management, the Trust believes that to make this statement of distinction about what this particular Fund does not do is inconsistent with Form N-1A requirements.

40.
Comment:  The sentence in the first paragraph beginning with “Tactical Asset Management involves the manager’s ability to ......” seems redundant. Please consider revising and/or eliminating the redundancy. Additionally, please clarify what is meant by transitioning in and out of any sector? Is this referring to moving from one industry to another or referring to moving from stocks to bonds, etc.?

Response: The Trust has revised the paragraph to remove redundancy. Further, the Trust has clarified what is meant by sector/industry.

41.	Comment: In the first paragraph, please explain what is meant by “creating a pool of underlying funds.” It appears that the adviser is setting up underlying funds – is this accurate.

Response: The Trust has revised the language as you have requested.

42.
Comment:  Please explain what is meant by “the Fund will always maintain a minimum of 4 tactical managers...” Does this refer to portfolio managers or other advisers or underlying funds? Please clarify.

Response:  This disclosure refers to the managers of the Underlying Funds and not to other portfolio managers of the Fund. The Trust has revised the language to clarify the concepts addressed in your comment.

Ms. Kathy Cherko
Ms. Lauren Sprague
U.S. Securities and Exchange Commission
May 26, 2016

43.
Comment:  As a general comment to the strategies discussion for this Fund, the Staff would like to see more depth of discussion in terms of how the Adviser would select the underlying funds. For example, can more disclosure be added as to what the underlying funds invest in, stocks, bonds or all multi-asset classes?

Response: The Trust has attempted to revise the language in a manner consistent with your comment.

44.	Comment: In the fourth paragraph of this section, please provide the meaning of “underlying managers.” Does this mean managers of the underlying funds?

Response: The Trust has revised the disclosure as you have requested.

45.
Comment:  Please explain the meaning of the last paragraph in this section – does “deposits” mean investments into the Fund? Further what is meant by “divide equally among the underlying managers and will be re-balanced”? Who will divide equally and who will provide re-balancing. Is this something Underlying Funds are doing or the Adviser is doing? Please explain.

Response: The Trust has revised the disclosure as you have requested.

46.	Comment: Depending on the response to Comment #42 consider if other names of portfolio managers need to be added for the Fund.

Response: See response to Comment #42 above. The Funds will have only one portfolio manager.

47.
Comment:  In the paragraph beginning with “The focus of this investment is to place...,” please explain how it is fair to say that the Fund really places equal emphasis on growth if it is 30-70% bonds to equity or vice versa.

Response: The Trust has revised the disclosure to address your comment.

Fund Summary – Principal Investment Strategies (E-Valuator Aggressive RMS Fund)

48.
Comment:  The Fund’s investment objective is unclear. The disclosure in this section indicates that the Fund also has a secondary objective of current income – why would this not be listed as part of the Fund’s investment objective?

Response: The Trust has revised the disclosure as you have requested.

49.	Comment: Please add the header for the Principal Risk section.

Response: The Trust has added the header for the Principal Risk section.

Ms. Kathy Cherko
Ms. Lauren Sprague
U.S. Securities and Exchange Commission
May 26, 2016

Additional Information About the Funds’ Investments

50.
Comment:  In the paragraph beginning with “The E-Valuator RMS Funds were designed to provide...,” please explain what is meant by “world class” in reference to money managers. If this cannot be defined please consider removing this term.

Response: The Trust has removed the term “world class.”

51.	Comment: In the sentence beginning with “The E-Valuator Funds asset allocations and management selection are...,” please explain what is meant by “management selection.”

Response: The Trust has revised the disclosure as you have requested.

52.	Comment: In regards to the sentence referenced in the above Comment #51, please disclose who is responsible for such management selection.

Response: The Trust has revised the disclosure as you have requested.

53.
Comment:  In regards to the sentence beginning with “Rebalancing inside the ....,” please explain if each Fund has a more detailed allocation percentages than the ranges described or does it re-balance when the Fund reaches the lower or higher end of these ranges?

Response: The Trust has revised the disclosure to address your comment.

54.	Comment: In the sentence beginning with “For instance, if an Evaluator RMS Fund...” please review this sentence as it seems words are missing.

Response: The Trust has reviewed and revised the disclosure.

Portfolio Managers

55.	Comment: Please change the heading from “Portfolio Managers” to “Portfolio Manager” unless additional portfolio managers will be added.

Response: The Trust has revised the heading to read “Portfolio Manager.”

56.
Comment:  In regards to Mr. Miller’s biography, did he have a title when working with the CIT predecessors. If so, please include this title. Additionally, prior to launching the Funds, did Mr. Miller have any responsibilities other than with regard to the CITs in the past five years? If so, please disclose.

Response: The Trust has revised the disclosure as you have requested.

Small Account Balances

57.
Comment:  Please disclose in this section that the automatic redemption of shares is a non-retirement account would be subject to taxation. You may add a cross-reference to the tax disclosure in the prospectus and SAI to address this.

Ms. Kathy Cherko
Ms. Lauren Sprague
U.S. Securities and Exchange Commission
May 26, 2016

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Cover Page

58.	Comment: On the cover page, please indicate that annual reports will be provided to shareholders once those reports are available.

Response: The Trust has revised the disclosure as you have requested.

Description of Permitted Investments

59.	Comment: Please re-locate the section on equity securities to precede commons tocks, convertible securities and other similar equity securities.

Response: The Trust has re-located the disclosure as you have requested.

Investment Adviser

60.
Comment:  Pursuant to Item 19(a)(1) of Form N-1A, please disclose the basis of control over the adviser and not merely who controls the adviser. Please disclose that Mr. Miller is president of the Adviser. Please also disclose whether or not he is the sole owner of the Adviser.

Response: The Trust has revised the disclosure as you have requested.

Board of Trustees

61.	Comment: Please clarify if April 30th relates to the Funds or the Trust’s fiscal year end.

Response: The Trust has revised the disclosure as you have requested.

62.	Comment: In regards to Trustee compensation disclosure, please disclose, as in other Trust filings, the compensation that was in effective in January 2015.

Response: The Trust has revised the disclosure as you have requested.

Part C / Exhibits

63.	Comment: If the CSS wind-down has occurred, please update the exhibit list to reflect the new agreements with CFS and remove the older agreements that are no longer in effect.

Response: The Trust has updated the Exhibit List.

Ms. Kathy Cherko
Ms. Lauren Sprague
U.S. Securities and Exchange Commission
May 26, 2016

64.	Comment: Please file as an Exhibit the consent from the auditor to the collective investment trusts regarding the financial statements.

Response: The Trust will file as an Exhibit the auditor consent.

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively